Exhibit 4.2

Translation from French

for information purposes only

Caisse des dépôts et consignations

Mr Jeffrey S. Speed

Chief Financial Officer

Euro Disney SCA

BP 100

77777 Marne La Vallee

Paris, September 23, 2004

Dear Sir,

In your letter dated September 20, 2004, you have requested the approval of the Caisse des dépôts on a number of amendments to the Memorandum of Agreement signed on June 8, 2004 between Euro Disney, The Walt Disney Company, the Steering Committee, BNP Paribas, CALYON and the Caisse de dépôts (the “Offer”).

It is my pleasure to inform you that the Caisse des dépôts accepts the Offer, approves the amended Memorandum of Agreement resulting thereof, and accepts the Waiver Extension referred to in the letter dated October 17, 2003 sent by your company, in accordance with the terms and conditions stipulated by these various documents.

With respect to the waivers relating to the potential Events of Default or Events of Defaults referred to in your above-mentioned letter of September 20, I would like to specify that the agreement of the Caisse des dépôts on these waivers is strictly limited to the Events of Default or potential Events of Default mentioned therein and cannot be extended or interpreted as including a waiver of any other right of the Caisse des dépôts not included in such letter.

Yours faithfully,

Jean-François de Caffarelli